Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the market in general that, on this date, an agreement for the share purchase agreement (“Agreement”) was entered into with Banco BMG S.A. (“BMG”) by means of which Itaú Unibanco S.A. (“Itaú Unibanco”), acting by itself or through its affiliates, undertakes to purchase the totality of the equity interest held by BMG in Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), corresponding to 40% of its total share capital, and becoming the holder of 100% of Itaú BMG Consignado’s total share capital upon the consummation of the acquisition.

Itaú Unibanco shall pay approximately R$ 1.28 billion to BMG, adjusted by the CDI variation since December 31, 2015 until the effective date of the transfer of shares, after certain conditions set forth in the Agreement are met, including the obtainment of the applicable regulatory authorizations.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

The Company will maintain the leadership among private banks in this segment considering, in addition to its other payroll loan operations, the Itaú BMG Consignado portfolio, which on August 31, 2016 corresponded to approximately R$ 29.0 billion. This transaction will not produce material results for Itaú Unibanco in 2016.

The Company emphasizes, through this transaction, its strategy to operate with assets of lower risk and attractive profitability, and its commitment with the quality of services provided to its clients and the creation of long-term value to its stockholders.

São Paulo, September 29, 2016

MARCELO KOPEL

Investor Relations Officer